Exhibit 99.2

US GAAP Financial Results for the Second Quarter of Fiscal 2014

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3
Overview	5
Consolidated Operations	8
Quarterly Operating Results	15
Liquidity and Capital Resources	17
Commitments, Contingencies and Guarantees	20
Outstanding Share Data	21
Application of Critical Accounting Policies	22
Change In / Initial Adoption of Accounting Policies	22
Trends / Business Outlook	23
Certain Factors That May Affect Future Results	26
Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets	36
Condensed Consolidated Statements of Operations	37
Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income	39
Condensed Consolidated Statements of Cash Flows	40
Notes to Condensed Consolidated Financial Statements	41
Corporate Information	58

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which will end on January 31, 2014, is referred to as the “current fiscal year,” “fiscal 2014,” “2014” or using similar words. Our fiscal year, which ended on January 31, 2013, is referred to as the “previous fiscal year,” “fiscal 2013,” “2013” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2015 refers to the annual period ending January 31, 2015 and the “fourth quarter of 2015” refers to the quarter ending January 31, 2015.

This MD&A, which is prepared as of September 5, 2013, covers our quarter ended July 31, 2013, as compared to our quarter ended July 31, 2012. You should read the MD&A in conjunction with our unaudited consolidated condensed financial statements for our second quarter of fiscal 2014 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2013 that are included in our most recent annual report to shareholders (the “2013 Annual Report”), as filed on March 8, 2013.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the interim period ended July 31, 2013, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2013 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov and through the SEDAR website at http://www.sedar.com.

Certain statements made in this Quarterly Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; mix of revenues between services revenues and license revenues and potential variances from period to period; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our planning for anticipated loss of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangibles and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; acquisition-related costs; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

Overview

We are a global provider of federated network and global logistics technology solutions. Our solutions are predominantly cloud-based and are focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service (SaaS) solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community.  Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (RiMMS) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications with end-to-end supply chain execution applications, such as transportation management, routing and scheduling, inventory visibility, and global trade and compliance systems, such as customs filing.

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, adoption of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
Descartes developed the Logistics Technology Platform to help deliver the advantages of RiMMS solutions to customers. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of a network, applications and a community.

The Logistics Technology Platform fuses our Global Logistics Network (GLN), the world's most extensive logistics network covering multiple transportation modes, with the industry’s broadest array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the world’s largest multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, as the foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer access to a wide array of a company’s trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route or transform data to and from partners and leverage new and existing Descartes solutions on the network. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate from their competition.

Descartes’ Logistics Application Suite offers the industry’s widest array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics intensive organizations whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean and ground transportation. Descartes’ comprehensive suite of solutions includes:

•	Routing, Mobile and Telematics
•	Transportation Management
•	Customs & Regulatory Compliance
•	Global Logistics Network Services
•	Broker & Forwarder Enterprise Systems

Powered by the Logistics Technology Platform, Descartes’ applications are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ Global Logistics Community members enjoy extended command of operations and accelerated time-to-value relative to many alternate logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Descartes’ Global Logistics Community comprises over 147,000 organizations collaborating in more than 160 countries. With that reach, many companies find that on joining the Global Logistics Community, a number of their trading partners are already members, with existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the Global Logistics Community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

By uniting the reach of the GLN with the power of these applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

Sales and Distribution
Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers; and (b) manufacturer, retailer, distributor and mobile service providers (“MRDMs”). Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces, which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates
On March 7, 2013, we closed a $50.0 million revolving debt facility with a five year term. The facility is comprised of a $48.0 million revolving facility that can be drawn on to accommodate future acquisition activity and a $2.0 million revolving facility that can be drawn on for general working capital purposes.

On May 2, 2013 we acquired KSD Software Norway AS (“KSD”), a leading Scandinavian-based provider of electronic customs filing solutions for the European Union (“EU”). KSD’s software helps customers manage the complexities of EU customs compliance. The total purchase price for the acquisition was $32.4 million, net of cash acquired. As part of completing the acquisition $19.8 million of the $32.4 million purchase price was funded by drawing on the debt agreement.

Consolidated Operations

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Second Quarter of		First Half of
	2014	2013	2014	2013
Total revenues	38.2	30.5	72.2	60.4
Cost of revenues	13.0	10.6	23.5	21.2
Gross margin	25.2	19.9	48.7	39.2
Operating expenses	15.8	11.6	30.1	23.0
Other charges	1.3	1.1	1.6	1.5
Amortization of intangible assets	4.6	3.4	8.6	6.5
Income from operations	3.5	3.8	8.4	8.2
Interest expense	(0.3)	-	(0.4)	-
Income before income taxes	3.2	3.8	8.0	8.2
Income tax expense
Current	0.6	0.7	1.1	1.2
Deferred	0.9	0.6	2.4	1.9
Net income	1.7	2.5	4.5	5.1

EARNINGS PER SHARE
BASIC	0.03	0.04	0.07	0.08
DILUTED	0.03	0.04	0.07	0.08
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC	62,711	62,535	62,690	62,495
DILUTED	64,183	63,869	64,122	63,858

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of  the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when units are shipped. License revenues are derived from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

	Second Quarter of		First Half of
	2014	2013	2014	2013
Services revenues	35.5	29.3	65.6	57.0
Percentage of total revenues	93%	96%	91%	94%

License revenues	2.7	1.2	6.6	3.4
Percentage of total revenues	7%	4%	9%	6%
Total revenues	38.2	30.5	72.2	60.4

Our services revenues were $65.6 million and $57.0 million for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, our services revenues were $35.5 million and $29.3 million, respectively. The increase in the first half of 2014 as compared to the first half of 2013 was primarily due to the inclusion of services revenues from the acquisitions of Infodis B.V. (“Infodis”) and Integrated Export Systems, Ltd. (“IES”), in the second quarter of fiscal 2013, Exentra Transport Solutions Limited (“Exentra”), in the fourth quarter of fiscal 2013, and KSD in the second quarter of fiscal 2014. Services revenues were negatively impacted by the weakening of the Canadian dollar as compared to the US dollar, offset by the strengthening of the euro as compared to the US dollar.

The increase in the second quarter of 2014 as compared to the second quarter of 2013 was primarily due to the inclusion of services revenues from the acquisitions of Exentra and KSD, as well as the inclusion of a full quarter of services revenues from the acquisitions of Infodis and IES. Services revenues were negatively impacted by the weakening of the Canadian dollar, offset by the strengthening of the euro as compared to the US dollar.

Our license revenues were $6.6 million and $3.4 million for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, our license revenues were $2.7 million and $1.2 million, respectively. The increase in license revenues in the first half and second quarter of 2014 as compared to the same periods of 2013 was primarily due to the inclusion of significant license sales to two specific customers, one in each of the first and second quarter of 2014. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Routing, Mobile and Telematics suite to MRDM enterprises. The amount of license revenues in a period is dependent on our customers’ preferences to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 91% and 94% for the first half of 2014 and 2013, respectively, and 93% and 96% for the second quarter of 2014 and 2013, respectively. We anticipate that our services revenues as a percentage of total revenues would typically trend above 90%. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales. To the extent that our customers prefer to license our solutions instead of purchasing our solutions as a service we anticipate variances in the percentage of total revenues from period to period.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our revenues by geographic location of customer (in millions of dollars):

	Second Quarter of		First Half of
	2014	2013	2014	2013
United States	18.0	14.2	35.2	27.5
Percentage of total revenues	47%	46%	49%	46%

Europe, Middle-East and Africa (“EMEA”), excluding Belgium and Netherlands	8.2	4.5	13.9	8.6
Percentage of total revenues	21%	15%	20%	14%

Belgium	3.8	3.8	7.4	8.1
Percentage of total revenues	10%	12%	10%	13%

Canada	3.8	3.6	7.2	7.2
Percentage of total revenues	10%	12%	10%	12%

Netherlands	3.1	2.8	6.5	5.2
Percentage of total revenues	8%	9%	9%	9%

Asia Pacific	1.1	1.4	1.7	3.3
Percentage of total revenues	3%	5%	2%	5%

Americas, excluding Canada and United States	0.2	0.2	0.3	0.5
Percentage of total revenues	1%	1%	0%	1%
Total revenues	38.2	30.5	72.2	60.4

Revenues from the United States were $35.2 million and $27.5 million for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, revenues from the United States were $18.0 million and $14.2 million, respectively. The increases in both the first half and second quarter of 2014 as compared to the same periods of 2013 were primarily attributable to the inclusion of a full period of United States-based revenues from the fiscal 2013 acquisition of IES. Revenues from the United States were also impacted from increased license revenues in the first half and second quarter of 2014 as compared to the same periods of 2013.

Revenues from the EMEA region, excluding Belgium and Netherlands, were $13.9 million and $8.6 million for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, revenues from the EMEA region, excluding Belgium and Netherlands, were $8.2 million and $4.5 million, respectively. The increases in the first half and second quarter of 2014 as compared to the same periods of 2013 were primarily due to the inclusion of European-based revenues from the acquisitions of Exentra and KSD. Revenues from the EMEA region, excluding Belgium and Netherlands, were also positively impacted by the strengthening of the euro as compared to the US dollar.

Revenues from Belgium were $7.4 million and $8.1 million for the first half of 2014 and 2013, respectively. For both the second quarter of 2014 and 2013, revenues from Belgium were $3.8 million. The decrease in the first half of 2014 as compared to the same period of 2013, was principally due to decreased professional services and managed services of non-core services revenues in the region. Revenues from Belgium were positively impacted by the strengthening of the euro as compared to the US dollar.

Revenues from Canada were $7.2 million for both the first half of 2014 and 2013. For the second quarter of 2014 and 2013, revenues from Canada were $3.8 million and $3.6 million, respectively. The increase in the second quarter of 2014 as compared to the same period of 2013, was principally due to increased professional services revenues in the region. Revenues from Canada were also negatively impacted by the weakening of the Canadian dollar as compared to the US dollar.

Revenues from Netherlands were $6.5 million and $5.2 million for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, revenues from Netherlands were $3.1 million and $2.8 million, respectively. The increases in the first half and second quarter of 2014 as compared to the same periods of 2013 were primarily due to the inclusion of a full period of Netherlands-based revenues from the fiscal 2013 acquisition of Infodis as well as Netherlands-based revenues from the fiscal 2014 acquisition of KSD since the date of acquisition. Revenues from Netherlands were also positively impacted by the strengthening of the euro as compared to the US dollar.

Revenues from the Asia Pacific region were $1.7 million and $3.3 million for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, revenues from the Asia Pacific region were $1.1 million and $1.4 million, respectively. The decreases in the first half and second quarter of 2014 as compared to the same periods of 2013 were primarily due to a decrease in license revenues in the region, and were partially offset by the inclusion of a full period of Asia-Pacific based revenues from the acquisition of IES.

Revenues from the Americas region, excluding Canada and the United States, were $0.3 million and $0.5 million for the first half of 2014 and 2013, respectively. For both the second quarter of 2014 and 2013 revenues from the Americas region, excluding Canada and the United States, were $0.2 million. The decrease in the first half of 2014 as compared to the same period of 2013 was principally due to decreased services revenues in the region.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Second Quarter of		First Half of
	2014	2013	2014	2013
Services
Services revenues	35.5	29.3	65.6	57.0
Cost of services revenues	12.8	10.4	23.0	20.7
Gross margin	22.7	18.9	42.6	36.3
Gross margin percentage	64%	65%	65%	64%

License
License revenues	2.7	1.2	6.6	3.4
Cost of license revenues	0.2	0.2	0.5	0.5
Gross margin	2.5	1.0	6.1	2.9
Gross margin percentage	93%	83%	92%	85%

Total
Revenues	38.2	30.5	72.2	60.4
Cost of revenues	13.0	10.6	23.5	21.2
Gross margin	25.2	19.9	48.7	39.2
Gross margin percentage	66%	65%	67%	65%

Cost of services revenues consists of internal costs of running our systems and applications, hardware costs, and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues was 65% and 64% for the first half of 2014 and 2013, respectively, and 64% and 65% for the second quarter of 2014 and 2013, respectively. The increase in the first half of 2014 as compared to the same period of 2013 was primarily due to the inclusion of the acquisitions of Infodis, IES and Exentra as each of these acquisitions operate at margins higher than our other services revenue streams. The decrease in the second quarter of 2014 as compared to the same period of 2013 was primarily due to the inclusion of the acquisition of KSD which operates at margins lower than our other services revenue streams.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and royalties.

Gross margin percentage for license revenues was 92% and 85% for the first half of 2014 and 2013, respectively, and 93% and 83% for the second quarter of 2014 and 2013, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa. In 2013, we were able to reduce the proportion of our license revenues that involve third-party technology by replacing certain third-party technology included in our products with Descartes’ own geographic information systems technology, obtained in the acquisition of GeoMicro, Inc. (“GeoMicro”). The increase in license margins in the first half and second quarter of 2014 is primarily due to significant license sales in the first half and second quarter of 2014 which included a lower proportion of third party technology than license revenues in the same periods of 2013.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $30.1 million and $23.0 million for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, operating expenses were $15.8 million and $11.6 million, respectively. The increases in the first half and second quarter of 2014 as compared to the same periods of 2013 were primarily due to the inclusion of a full period of operating expenses from our acquisitions of IES and Infodis, acquired in the second quarter of fiscal 2013, and Exentra, acquired in the fourth quarter of fiscal 2013 as well as operating expenses from our acquisition of KSD, acquired in the second quarter of fiscal 2014. The first quarter of 2013 also included a one-time recovery related to an adjustment to compensation and commission plans. This recovery did not recur in the first half or second quarter of 2014. Operating expenses also increased $0.6 million and $0.3 million in the first half and second quarter of 2014 as compared to the same periods in 2013, respectively, for stock-based compensation expense. This increase is primarily due to performance share units and restricted share units granted in the second quarter of 2013 and first quarter of 2014. The increase in the second quarter of 2014 as compared to the same period of 2013 was impacted by the unfavourable foreign exchange rates for the translation of euro denominated operating expenses, partially offset by the favourable foreign exchange rates for the translation of Canadian dollar denominated operating expenses.

The following table provides additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	Second Quarter of		First Half of
	2014	2013	2014	2013
Total revenues	38.2	30.5	72.2	60.4

Sales and marketing expenses	4.0	3.1	8.0	6.3
Percentage of total revenues	10%	10%	11%	10%

Research and development expenses	6.6	5.1	12.4	10.1
Percentage of total revenues	17%	17%	17%	17%

General and administrative expenses	5.2	3.4	9.7	6.6
Percentage of total revenues	14%	11%	13%	11%
Total operating expenses	15.8	11.6	30.1	23.0
Percentage of total revenues	41%	38%	42%	38%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $8.0 million and $6.3 million for the first half of 2014 and 2013, respectively, representing 11% and 10% of total revenues for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, sales and marketing expenses were $4.0 million and $3.1 million, respectively, representing 10% of total revenues in both the second quarter of 2014 and 2013. The increases in sales and marketing expenses in the first half and second quarter of 2014 as compared to the same periods of 2013 were primarily due to the inclusion of a full period of sales and marketing expenses from IES, Infodis and Exentra as well as sales and marketing expenses from KSD since the date of acquisition. The first half of 2013 also included a one-time recovery related to an adjustment to commission plans. This recovery did not recur in the first half or second quarter of 2014. The increase in the second quarter of 2014 as compared to the same period of 2013 was also impacted by the unfavourable foreign exchange rates for the translation of euro denominated sales and marketing expenses, partially offset by the favourable foreign exchange rates for the translation of Canadian dollar denominated sales and marketing expenses.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2014 and 2013. Research and development expenses were $12.4 million and $10.1 million for the first half of 2014 and 2013, respectively, representing 17% of total revenues in both the first half of 2014 and 2013. For the second quarter of 2014 and 2013, research and development expenses were $6.6 million and $5.1 million, respectively, representing 17% of total revenues in both the second quarter of 2014 and 2013. The increases in research and development expenses in the first half and second quarter of 2014 as compared to the same periods of 2013 were primarily attributable to increased payroll and related costs from the inclusion of a full quarter of research and development expenses from our acquisitions of IES, Infodis and Exentra, as well as research and development expenses from KSD since the date of acquisition. The increase in the second quarter of 2014 as compared to the same period of 2013 was also impacted by the unfavourable foreign exchange rates for the translation of euro denominated research and development expenses, partially offset by the favourable foreign exchange rates for the translation of Canadian dollar denominated research and development expenses.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $9.7 million and $6.6 million for the first half of 2014 and 2013, respectively, representing 13% and 11% of total revenues for the first half of 2014 and 2013, respectively. For the second quarter of 2014 and 2013, general and administrative expenses were $5.2 million and $3.4 million, respectively, representing 14% and 11% of total revenues for the second quarter of 2014 and 2013, respectively. The increases in general and administrative expenses in the first half and second quarter of 2014 as compared to the same periods of 2013 were primarily attributable to the inclusion of a full quarter of expenses from IES, Infodis and Exentra, as well as general and administrative expenses from KSD since the date of acquisition. The first half of 2013 also included a one-time recovery related to an adjustment to compensation plans. This recovery did not recur in the first half or second quarter of 2014. General and administrative expenses also increased $0.5 million and $0.3 million in the first half and second quarter of 2014 as compared to the same periods in 2013, respectively, for stock-based compensation expense. This increase is primarily due to performance share units and restricted share units granted in the second quarter of 2013 and first quarter of 2014. The increase in the second quarter of 2014 as compared to the same period of 2013 was impacted by the unfavourable foreign exchange rates for the translation of euro denominated general and administrative expenses, partially offset by the favourable foreign exchange rates for the translation of Canadian dollar denominated general and administrative expenses.

Other charges consist primarily of acquisition-related costs with respect to completed and prospective acquisitions and restructuring charges. Other charges were $1.6 million and $1.5 million for the first half of 2014 and 2013, respectively, and $1.3 million and $1.1 million for the second quarter of 2014 and 2013, respectively. The increase in the first half and second quarter of 2014 as compared to the same periods of 2013 was primarily due to timing, as restructuring plans have historically been implemented following acquisitions to reduce operating expenses and increase operating margins. Partially offsetting this increase was a reduction of acquisition-related costs due to the timing of acquisition activities.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, in each case associated with acquisitions completed by us as of July 31, 2013. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $8.6 million and $6.5 million in the first half of 2014 and 2013, respectively, and $4.6 million and $3.4 million in the second quarter of 2014 and 2013, respectively. The amortization expense increased in the first half and second quarter of 2014 as compared to the same periods of 2013 due to the inclusion of a full period of amortization expense from the acquisitions of IES, Infodis and Exentra as well as amortization expense from KSD since the date of acquisition. This increase was partially offset by the decrease in amortization expense for intangible assets that became fully amortized in the periods. As at July 31, 2013, the unamortized portion of all intangible assets amounted to $86.8 million.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Interest Expense was $0.4 million and $0.3 million for the first half and second quarter of fiscal 2014, respectively. Interest expense arises primarily due to the amount borrowed and outstanding on the debt facility.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for the first half of 2014 and 2013 was 43.4% and 38.5% of income before income taxes, respectively, with current income tax expense being 13.1% and 15.2% of income before income taxes, respectively.

Income tax expense for the second quarter of 2014 and 2013 was 46.0% and 35.3% of income before income taxes, respectively, with current income tax expense being 17.8% and 17.6% of income before income taxes, respectively. In the first half and second quarter of 2014 and 2013, the effective tax rate was affected by unrecognized losses in certain European entities where valuation allowances have been applied and an increase in the uncertain tax position liability. The increase in the effective tax rate in the first half and second quarter of 2014 as compared to the same periods of 2013 was primarily due to unrecognized loss carryforward balances related to the legal entities acquired in the acquisition of KSD.

Income tax expense – current was $1.1 million and $1.2 million for the first half of 2014 and 2013, respectively, and $0.6 million and $0.7 million for the second quarter of 2014 and 2013, respectively. Current income taxes arise primarily from US income that is subject to federal alternative minimum tax and that is not fully sheltered by loss carryforwards in certain US states and income in the Netherlands which is not sheltered by loss carryforwards.

Income tax expense – deferred was $2.4 million and $1.9 million in the first half of 2014 and 2013, respectively, and $0.9 million and $0.6 million in the second quarter of 2014 and 2013, respectively. The deferred income tax expense increased in the first half and second quarter of 2014 compared to the same periods of 2013 primarily as a result of utilizing net operating losses against otherwise taxable income.

Overall, we generated net income of $4.5 million and $5.1 million for the first half of 2014 and 2013, respectively. The $0.6 million decrease in the first half of 2014 as compared to the same period of 2013 was primarily a result of a $7.1 million increase in operating expense, a $2.1 million increase in amortization of intangible assets, a $0.4 million increase in income tax expense, a $0.4 million increase in interest expense and a $0.1 million increase in other charges. Partially offsetting this decrease was a $9.5 million increase in gross margin.

For the second quarter of 2014, net income was $1.7 million compared to $2.5 million for the second quarter of 2013. The $0.8 million decrease in the second quarter of 2014 as compared to the same period of 2013 was primarily a result of a $4.2 million increase in operating expense, a $1.2 million increase in amortization of intangible assets, a $0.2 million increase in income tax expense, a $0.3 million increase in interest expense and a $0.2 million increase in other charges. Partially offsetting this decrease was a $5.3 million increase in gross margin.

Quarterly Operating Results

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2013	2013	2013	2014
2014
Revenues	34,031	38,195			72,226
Gross margin	23,475	25,244			48,719
Operating expenses	14,314	15,805			30,119
Net income	2,807	1,740			4,547
Basic earnings per share	0.04	0.03			0.07
Diluted earnings per share	0.04	0.03			0.07
Weighted average shares outstanding (thousands):
Basic	62,669	62,711			62,690
Diluted	64,024	64,183			64,122

	April 30,	July 31,	October 31,	January 31,	Total
	2012	2012	2012	2013
2013
Revenues	29,862	30,537	32,685	33,799	126,883
Gross margin	19,276	19,957	22,253	22,998	84,484
Operating expenses	11,357	11,569	13,581	14,218	50,725
Net income	2,606	2,487	3,115	7,788	15,996
Basic earnings per share	0.04	0.04	0.05	0.12	0.26
Diluted earnings per share	0.04	0.04	0.05	0.12	0.25
Weighted average shares outstanding (thousands):
Basic	62,454	62,535	62,599	62,633	62,556
Diluted	63,836	63,869	63,793	63,910	63,860

	April 30,	July 31,	October 31,	January 31,	Total
	2011	2011	2011	2012
2012
Revenues	27,076	28,841	28,502	29,571	113,990
Gross margin	18,162	19,058	19,007	19,450	75,677
Operating expenses	11,239	11,618	11,403	12,065	46,325
Net income	2,152	2,640	2,724	4,510	12,026
Basic earnings per share	0.03	0.04	0.04	0.07	0.19
Diluted earnings per share	0.03	0.04	0.04	0.07	0.19
Weighted average shares outstanding (thousands):
Basic	61,881	62,221	62,350	62,410	62,218
Diluted	63,194	63,358	63,408	63,629	63,400

Revenues have been positively impacted by the seven acquisitions that we have completed since the beginning of 2012. In addition, over the past three fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of US, Canadian and EU customs regulations. These increases have been tempered by the general economic downturn that started impacting our business and global shipping volumes in 2009.

Our services revenues continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

In the second quarter of 2014, net income was negatively impacted by $1.1 million of restructuring charges related to the integration of KSD and other cost-reduction activities expensed during the quarter, $0.3 million of interest expense related to borrowings on our debt facility used to complete the acquisition of KSD and $0.2 million of acquisition-related costs relating to completed and prospective acquisitions. While KSD contributed $3.9 million to revenues in the second quarter of 2014, its impact on net income, excluding the $1.1 million of restructuring charges and $0.6 million of related amortization expense, was nominal as we continue integration and cost-reduction activities. License revenues and gross margin from license revenues in the second quarter of 2014 were positively impacted by larger license sales during the quarter.

In the first quarter of 2014, net income was positively impacted by the inclusion of a full quarter of operations from our acquisition of Exentra, which was acquired in the fourth quarter of 2013. License revenues and gross margin from license revenues in the first quarter of 2014 were positively impacted by larger license sales during the quarter. Net income in the first quarter of 2014 was negatively impacted by $0.3 million of acquisition-related costs with respect to prospective acquisitions.

In 2013, net income was impacted by the acquisitions of IES, Infodis and Exentra. License revenues and gross margin from license revenues in the third and fourth quarters of 2013 were higher than any of the previous quarters presented in the above table as license revenues in these periods included certain larger license sales. Net income was negatively impacted by $0.4 million, $0.7 million and $0.3 million of acquisition-related costs with respect to completed and prospective acquisitions expensed in the first, second and fourth quarters of 2013, respectively, and $0.4 million and $0.2 million of restructuring charges for the second and fourth quarters of 2013, respectively. A deferred income tax recovery in the UK of $5.3 million also favourably contributed to net income in the fourth quarter of 2013.

In 2012, net income was positively impacted by the acquisitions of InterCommIT BV (“InterCommIT”) and GeoMicro. Net income was also negatively impacted by $0.1 million and $0.4 million of restructuring charges related to integration of previously completed acquisitions and other cost-reduction activities expensed in the second and fourth quarters of 2012, respectively. As well, $0.3 million, $0.3 million, $0.3 million and $0.7 million of acquisition-related costs were incurred in the first, second, third and fourth quarters of 2012, respectively. An income tax recovery of $0.7 million also contributed to net income in the fourth quarter of 2012. The income tax recovery resulted primarily from a release of valuation allowance in the Netherlands which reduced our deferred income tax expense.

Our weighted average shares outstanding have increased since the first quarter of 2012 due to periodic employee stock option exercises.

Liquidity and Capital Resources

Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less. We had $40.9 million and $37.6 million in cash and cash equivalents as at July 31, 2013 and January 31, 2013, respectively. All cash and cash equivalents were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian, US and European banks.

Debt facility. On March 7, 2013, we closed a $50.0 million revolving debt facility with a five year term. The facility is comprised of a $48.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. Borrowings under the debt agreement are secured by a first lien over substantially all of our assets. Depending on the type of advance under the available facilities, interest will be charged on advances at a rate of either i) Canada prime rate or US base rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Undrawn amounts are charged a standby fee of between 0.3% and 0.5%. Interest is payable monthly in arrears under both facilities. Standby fees are payable quarterly in arrears. The debt facility contains certain customary representations, warranties and guarantees, and covenants. As at July 31, 2013, $31.5 million of the revolving debt facilities remained unused. As at January 31, 2013, we had no debt or available lines of credit.

Working capital. As at July 31, 2013, our working capital (current assets less current liabilities) was $53.3 million. Current assets primarily include $40.9 million of cash and cash equivalents, $20.6 million of current trade receivables and $13.7 million of deferred tax asset. Current liabilities primarily include $14.3 million of accrued liabilities, $10.4 million of deferred revenue and $6.0 million of accounts payable. Our working capital has increased since January 31, 2013 by $0.4 million. This increase is primarily due to increased cash and cash equivalents, driven by cash generated from operations and other accounts receivable related to the former shareholders of acquired businesses. This increase is partially offset by the inclusion of the current portion of debt and increased deferred revenue, related to the acquisition of KSD.

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, issuance of common shares and proceeds from debt. We anticipate that, considering the above, we have sufficient liquidity to fund our current cash requirements for working capital, contractual commitments, capital expenditures and other operating needs. We also believe that we have the ability to generate sufficient amounts of cash and cash equivalents in the long-term to meet planned growth targets and fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction or further draw against the above mentioned debt facility in connection with any such potential strategic transaction.

If any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be reinvested in the subsidiary indefinitely. Of the $40.9 million of cash and cash equivalents as at July 31, 2013, $37.8 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in other countries in the EMEA and Asia Pacific regions. To date, we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we would likely be subject to additional Canadian income taxes, net of the impact of any available foreign tax credits, which could result in a higher effective tax rate. However, since we currently anticipate investing outside of Canada, it is our current intent to permanently reinvest unremitted earnings in our foreign subsidiaries.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	Second Quarter of		First Half of
	2014	2013	2014	2013
Cash provided by operating activities	11.2	6.6	20.8	10.9
Additions to capital assets	(0.5)	(0.9)	(1.0)	(1.7)
Settlement of acquisition earn-out	-	(0.2)	-	(0.6)
Business acquisitions, net of cash acquired	(32.4)	(37.6)	(32.4)	(37.6)
Proceeds from borrowing on debt facility	-	-	19.8	-
Payment of debt issuance costs	(0.2)	-	(0.7)	-
Repayments of debt	(1.8)	-	(1.8)	-
Issuance of common shares	0.1	0.1	0.2	0.4
Settlement of stock options	-	(1.5)	(1.4)	(1.5)
Effect of foreign exchange rate on cash and cash equivalents	(0.1)	(0.5)	(0.2)	0.1
Net change in cash and cash equivalents	(23.7)	(34.0)	3.3	(30.0)
Cash and cash equivalents, beginning of period	64.6	69.5	37.6	65.5
Cash and cash equivalents, end of period	40.9	35.5	40.9	35.5

Cash provided by operating activities was $20.8 million and $10.9 million for the first half of 2014 and 2013, respectively, and $11.2 million and $6.6 million for the second quarter of 2014 and 2013, respectively. For the first half of 2014, the $20.8 million of cash provided by operating activities resulted from $4.5 million of net income, plus adjustments for $13.6 million of non-cash items included in net income and plus $2.7 million of cash used in changes in our operating assets and liabilities. For the first half of 2013, the $10.9 million of cash provided by operating activities resulted from $5.1 million of net income, plus $9.9 million of adjustments for non-cash expenses included in net income and less $4.1 million of cash used in changes in our operating assets and liabilities. Cash provided by operating activities increased in the first half of 2014 as compared to the same period of 2013, primarily due to cash provided by changes in our operating assets and liabilities which increased $6.8 million and by net income adjusted for non-cash expenses which increased $3.1 million in the first half of 2014 as compared to the first half of 2013. The increase in cash provided by changes in our operating assets and liabilities was primarily due to cash provided by changes in trade accounts receivable, other accounts receivable and accrued liabilities.

For the second quarter of 2014, the $11.2 million of cash provided by operating activities resulted from $1.7 million of net income, plus $6.9 million of adjustments for non-cash expenses included in net income and plus $2.6 million of cash used in changes in our operating assets and liabilities. For the second quarter of 2013, the $6.6 million of cash provided by operating activities resulted from $2.5 million of net income, plus $4.8 million of adjustments for non-cash expenses included in net income and less $0.7 million of cash used in changes in our operating assets and liabilities. Cash provided by operating activities increased in the second quarter of 2014 compared to the same period in 2013, primarily due to the cash provided by changes in our operating assets and liabilities which increased $3.3 million and by net income adjusted for non-cash expenses which increased $1.3 million in the second quarter of 2014 as compared to the second quarter of 2013. The increase in cash provided by changes in our operating assets and liabilities was primarily due to cash provided by changes in other accounts receivable and deferred revenue.

Additions to capital assets were $1.0 million and $1.7 million for the first half of 2014 and 2013, respectively, and $0.5 million and $0.9 million for the second quarter of 2014 and 2013, respectively, as we continue to invest in computing equipment and software to support our network and build out our infrastructure.

Settlement of acquisition earn-out of $0.6 million for the first half of 2013 and $0.2 million for the second quarter of 2013 was comprised of a partial payout of the earn-out adjustment in respect of the August 17, 2007 acquisition of Global Freight Exchange Limited. Specific performance targets were met during the period ending August 17, 2011, resulting in an additional amount payable to the former owners.

Business acquisitions, net of cash acquired of $32.4 million in the first half and second quarter of 2014 is related to the acquisition of KSD. In the first half and second quarter of 2013, the $37.6 million of cash used in business acquisitions, net of cash acquired, was related to the acquisitions of IES and Infodis.

Proceeds from borrowing on debt facility of $19.8 million for the first half of 2014 was a result of borrowing on our debt facility.

Payment of debt issuance costs of $0.7 million and $0.2 million for the first half and second quarter of 2014 relate to costs paid in establishing the debt facility.

Repayments of debt of $1.8 million in the first half and second quarter of 2014 are comprised of principal repayments on our debt facility in the period as well as repayment of debt acquired from the acquisition of KSD.

Issuance of common shares of $0.2 million and $0.4 million for the first half of 2014 and 2013, respectively, and $0.1 million for both the second quarter of 2014 and 2013 was a result of the exercise of employee stock options.

Settlement of stock options of $1.4 million for the first half of 2014 and $1.5 million for the first half and second quarter of 2013 was a result of the settlement of surrendered stock options. No stock options were settled in the second quarter of 2014.

Commitments, Contingencies and Guarantees

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating and capital lease obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Debt obligations	3.9	11.7	2.9	-	18.5
Operating lease obligations	4.6	5.9	1.4	0.3	12.2
Capital lease obligations	0.1	-	-	-	0.1
Total	8.6	17.6	4.3	0.3	30.8

Debt Obligations
The debt obligations are comprised of principal repayments on our revolving debt facility.  Interest, not included in the table above, is payable monthly in arrears based on the applicable variable rate.

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are presented in the table above.

Other Obligations
Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 15 to the unaudited condensed consolidated financial statements, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our unaudited condensed consolidated balance sheets is calculated as the total number of DSUs outstanding at the balance sheet date multiplied by the closing price of our common shares on the Toronto Stock Exchange (“TSX”) at the balance sheet date. For CRSUs, the units vest over time and the liability recognized at any given balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs of $1.5 million for which no liability was recorded on our unaudited condensed consolidated balance sheet at July 31, 2013, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718, “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our unaudited condensed consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreements with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Outstanding Share Data

We have an unlimited number of common shares authorized for issuance. As of September 5, 2013, we had 62,726,740 common shares issued and outstanding.

As of September 5, 2013, there were 2,136,961 options issued and outstanding, and 187,918 remaining available for grant under all stock option plans. As of September 5, 2013, there were 240,082 performance share units (“PSUs”) and 220,810 restricted share units (“RSUs”) issued and outstanding, and 386,526 remaining available for grant under the Performance and Restricted Share Unit Plan.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. At our annual shareholders meeting held on June 2, 2011, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2014 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

Application of Critical Accounting Policies

Our unaudited condensed consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2013.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following reflect our more significant estimates, judgments and assumptions which we believe are the most critical to aid in fully understanding and evaluating our reported financial results for the periods ended July 31, 2013:
•	Revenue recognition;
•	Long-lived assets;
•	Stock-based compensation;
•	Income taxes;
•	Business combinations; and
•	Inventory.

During the first half of 2014, there were no significant changes to our critical accounting policies and estimates. Our 2013 Annual Report provides a more complete discussion of our critical accounting policies and estimates.

Change In / Initial Adoption of Accounting Policies

Recently adopted accounting pronouncements
In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income” (“ASU 2013-02”). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, including presentation of amounts reclassified on the face of the financial statements where net income is presented or in the notes. ASU 2013-02 is effective for condensed and annual periods beginning after December 15, 2012, which is our fiscal year beginning February 1, 2013. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements not yet adopted
In March 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters” (“ASU 2013-05”). ASU 2013-05 provides clarification on the accounting treatment of currency translation adjustment for entities that cease to have a controlling financial interest in a foreign subsidiary. ASU 2013-05 is effective for condensed and annual periods beginning after December 15, 2013, which is our fiscal year beginning February 1, 2014. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes” (“ASU 2013-11”). ASU 2013-11 provides clarification on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for condensed and annual periods beginning after December 15, 2013, which is our fiscal year beginning February 1, 2014. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Trends / Business Outlook

This section discusses our outlook for fiscal 2014 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes, compared to our first quarter being the weakest quarter for shipment volumes. Historically, in our second fiscal quarter, we have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period.

In the first half of 2014, our services revenues comprised 91% of our total revenues, with the balance being license revenues. We expect that our focus in the remainder of 2014 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. For 2014, based on our historic experience, we anticipate that over a one-year period we may lose approximately 3% to 5% of our aggregate revenues in the ordinary course. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline calibration,” a non-GAAP financial measure, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. We define our “baseline revenues,” a non-GAAP financial measure, as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses,” a non-GAAP financial measure, as our total expenses less interest, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At August 1, 2013, using foreign exchange rates of CAD $0.97 to $1.00, EUR 1.33 to $1.00 and £1.54 to $1.00, we estimated that our baseline revenues for the third quarter of 2014 were approximately $35.9 million and our baseline operating expenses were approximately $27.6 million. We consider this to be our baseline calibration of approximately $8.3 million for the third quarter of 2014, or approximately 23% of our baseline revenues as at August 1, 2013.

Periodically we incur restructuring charges as we continue to re-calibrate our business through the implementation of cost-reduction initiatives and further accelerate integration activity for acquired companies. In the first half of 2014, we incurred $1.1 million of restructuring charges and we expect to incur $0.9 million to $1.4 million in additional charges pursuant to established restructuring and integration plans in 2014.

We estimate that amortization expense for existing intangible assets will be $8.7 million for the remainder of 2014, $16.7 million for 2015, $13.7 million for 2016, $12.1 million for 2017, $8.1 million for 2018, $6.9 million for 2019 and $20.5 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim and subject to fluctuations in foreign exchange rates.

We anticipate that stock-based compensation expense in the remainder of 2014 will be approximately $0.9 million to $1.1 million, subject to any necessary adjustments resulting from reconciling estimated stock-based compensation forfeitures to actual stock-based compensation forfeitures.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”), on October 31, 2012 and determined that there was no evidence of impairment as of that date. We are currently scheduled to perform our next annual impairment test on October 31, 2013. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.

In the first half of 2014, capital expenditures were $1.0 million or 1% of revenues, as we continue to invest in our network and build out our administrative infrastructure. While we are still advancing on these initiatives we anticipate that we will incur up to $2.0 million in capital expenditures in the remainder of 2014.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates going forward. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration. By way of illustration, 50% of our revenues in the second quarter of 2014 were in US dollars, 23% in euros, 11% in Canadian dollars, and the balance in mixed currencies, while 38% of our operating expenses were in US dollars, 30% in Canadian dollars, 27% in euros, and the balance in mixed currencies.

As at September 5, 2013, we had 138,456 outstanding DSUs and 251,833 outstanding CRSUs. DSUs and CRSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. CRSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and CRSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods will require us to record an expense recovery. For DSUs, the amount of any expense or recovery is based on the entire number of DSUs outstanding as DSUs are fully vested upon award. For CRSUs, the amount of any expense or recovery is based on the number of CRSUs outstanding and our stock price which is recognized as employees perform services. Because the expense is subject to fluctuations in our stock price, we are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration.

In the first half of 2014, we recorded a net deferred income tax expense of $2.4 million primarily as a result of income that is sheltered by loss carryforwards. The amount of any tax expense or recovery in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction, our then current effective tax rate in that jurisdiction, and estimations of our ability to utilize deferred tax asset balances in the future. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. At this time, we anticipate that our income tax expense (current and deferred) for 2014 will be 37% - 42% of income before income taxes, exclusive of any potential further changes to the valuation allowance for our deferred tax assets or other company events. We also anticipate the current income tax expense portion for 2014 will be approximately 10% - 15% of income before income taxes.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses.  We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

Certain Factors That May Affect Future Results

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. For example, in the second quarter of 2014 we acquired KSD, and in 2013 we acquired Infodis, IES and Exentra. In 2012 we acquired Telargo Inc., InterCommIT and GeoMicro. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. We also, from time to time, take on investments in other business initiatives, such as the implementation of a new enterprise resource planning system. Acquisitions and other business initiatives involve a number of risks, including: diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In particular, with our acquisition of Telargo, we continue to integrate a business with inventory. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

We may have difficulties maintaining or growing our acquired businesses.
Businesses that we acquire may sell products or operate services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:
•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
•	Non-compatible business cultures;
•
For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;

•	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
•	Other risk factors identified in this report.

General economic conditions may affect our results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets, the 2011 downgrade in US debt and ongoing debt concerns in Europe may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruptions in the financial markets and adverse economic conditions in the US and Europe and in other regions.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, or consolidate contracts with acquired companies.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System, AESDirect. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity.

System or network failures or information security breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely, could result in our customers being unable to effectively use our products or services or forced to take mitigating actions to protect their information. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:
•	System or network failure;

•	Interruption in the supply of power;
•	Virus proliferation;
•	Information or infrastructure security breaches;
•	Insufficient investment in infrastructure;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war, a cyber-attack, and/or terrorism.

Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information. Any disruption to our services or compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we define as key individuals to our business. We do not maintain life insurance policies on any of our employees that list the Company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. Competition for key individuals is always strong. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract or retain, or establish an effective succession planning program for, necessary key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes, weather or natural disaster, or caused by terrorists, political instability, or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.
While our headquarters are in Canada, we currently have direct operations in the US, Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
•	Longer collection time from foreign clients, particularly in the EMEA and Asia Pacific regions;

•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Volatility or fluctuations in foreign currency and tariff rates;
•	Multiple, and possibly overlapping, tax structures;
•	Complying with complicated and widely differing global laws and regulations;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
Historically the majority of our revenues have been denominated in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in Canadian dollars and euros. Therefore, changes in the value of the US dollar as compared to the Canadian dollar and the euro may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

We are dependent on certain key vendors for our inventory of mobile asset units, which could impede our development and expansion.
We currently have relationships with a small number of mobile asset unit vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of mobile asset units could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our GLN and our corresponding network revenues.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowing under our debt facility. In addition to our current cash and cash equivalents and available debt facilities, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Our current debt facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.
The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and environmental regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by Canada, the United States, or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Established relationships with existing customers or prospects that we are targeting;
•	Superior product functionality and industry-specific expertise;
•	Broader range of products to offer and better product life cycle management;
•	Larger installed base of customers;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Better performance;
•	Lower cost structure and more profitable operations;
•	Greater investment in infrastructure;
•	Greater worldwide presence;
•	Early adoption of, or adaptation to changes in, technology;
•	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop or maintain acceptable services and products to address new market conditions or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our common share price has in the past been volatile and may also be volatile in the future.
The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st as the date for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under ASC Topic 805, “Business Combinations”, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:

•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	Volatility or fluctuations in foreign currency exchange rates;
•	Timing of acquisitions and related costs;
•	Timing of restructuring activities;
•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	The impact of stock-based compensation expense;
•	Price and functionality competition in our industry;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at July 31, 2013, our accumulated deficit was $303.0 million, which has been accumulated from 2005 and prior fiscal periods. Our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2013, 2012 and 2011 benefited from non-cash, net deferred income tax recoveries of $5.3 million, $0.7 million and $4.4 million, respectively. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. However, non-cash, non-operational charges, such as income tax expenses or impairment charges, may adversely impact our ability to be profitable in any particular period. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	July 31,	January 31,
	2013	2013
ASSETS		As Revised (Note 3)
CURRENT ASSETS
Cash and cash equivalents	40,918	37,638
Accounts receivable (net)
Trade (Note 5)	20,594	20,491
Other (Note 6)	9,063	5,655
Prepaid expenses and other	3,770	3,412
Inventory (Note 7)	1,244	812
Deferred income taxes (Note 16)	13,691	12,978
	89,280	80,986
LONG-TERM RECEIVABLE	149	149
CAPITAL ASSETS (Note 8)	9,521	10,236
DEFERRED INCOME TAXES (Note 16)	21,940	25,142
INTANGIBLE ASSETS (Note 9)	86,762	71,297
GOODWILL (Note 10)	98,944	88,297
	306,596	276,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,959	6,113
Accrued liabilities (Note 11)	14,278	12,373
Income taxes payable (Note 16)	1,481	2,354
Current portion of debt (Note 12)	3,885	-
Deferred revenue	10,422	7,320
	36,025	28,160
DEBT (Note 12)	14,568	-
DEFERRED REVENUE	326	318
INCOME TAX LIABILITY (Note 16)	4,706	3,770
DEFERRED INCOME TAXES (Note 16)	11,916	5,620
	67,541	37,868
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 13)
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,726,740 at July 31, 2013 (January 31, 2013 – 62,654,284)	92,965	92,472
Additional paid-in capital	450,889	451,434
Accumulated other comprehensive (loss) income	(1,810)	1,869
Accumulated deficit	(302,989)	(307,536)
	239,055	238,239
	306,596	276,107

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012

REVENUES	38,195	30,537	72,226	60,399
COST OF REVENUES	12,951	10,580	23,507	21,166
GROSS MARGIN	25,244	19,957	48,719	39,233
EXPENSES
Sales and marketing	4,046	3,085	8,039	6,246
Research and development	6,607	5,116	12,361	10,129
General and administrative	5,152	3,368	9,719	6,551
Other charges (Note 17)	1,322	1,179	1,617	1,606
Amortization of intangible assets	4,602	3,372	8,608	6,447
	21,729	16,120	40,344	30,979
INCOME FROM OPERATIONS	3,515	3,837	8,375	8,254
INTEREST EXPENSE	(305)	(15)	(366)	(31)
INVESTMENT INCOME	11	20	19	53
INCOME BEFORE INCOME TAXES	3,221	3,842	8,028	8,276
INCOME TAX EXPENSE (Note 16)
Current	572	676	1,050	1,254
Deferred	909	679	2,431	1,929
	1,481	1,355	3,481	3,183
NET INCOME	1,740	2,487	4,547	5,093
EARNINGS PER SHARE (Note 14)
Basic	0.03	0.04	0.07	0.08
Diluted	0.03	0.04	0.07	0.08
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,711	62,535	62,690	62,495
Diluted	64,183	63,869	64,122	63,858

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Comprehensive (Loss) Income
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012

NET INCOME	1,740	2,487	4,547	5,093
Other comprehensive (loss):
Foreign currency translation adjustment, net of income tax expense of $13 and $25 for three month and six month periods ended July 31, 2013 (expense of $133 and $90 for the same periods in fiscal 2013)	(1,195)	(5,410)	(3,679)	(3,811)
Total other comprehensive (loss)	(1,195)	(5,410)	(3,679)	(3,811)
COMPREHENSIVE (LOSS) INCOME	545	(2,923)	868	1,282

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Shareholders’ Equity
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012
				As Revised (Note 3)
Common shares
Balance, beginning of period	92,795	91,357	92,472	90,924
Shares issued:
Stock options exercised	170	694	493	1,127
Balance, end of period	92,965	92,051	92,965	92,051

Additional paid-in capital
Balance, beginning of period	450,408	452,475	451,434	452,424
Stock-based compensation expense (Note 15)	526	221	951	363
Stock options exercised	(56)	(65)	(118)	(198)
Settlement of stock options (Note 15)	-	(2,021)	(1,510)	(2,021)
Stock option income tax benefits	11	20	132	62
Balance, end of period	450,889	450,630	450,889	450,630

Accumulated other comprehensive (loss) income
Balance, beginning of period	(615)	1,536	1,869	(63)
Foreign currency translation adjustments	(1,195)	(5,410)	(3,679)	(3,811)
Balance, end of period	(1,810)	(3,874)	(1,810)	(3,874)

Accumulated deficit
Balance, beginning of period	(304,729)	(320,926)	(307,536)	(323,532)
Net income	1,740	2,487	4,547	5,093
Balance, end of period	(302,989)	(318,439)	(302,989)	(318,439)

Total Shareholders’ Equity	239,055	220,368	239,055	220,368

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012
OPERATING ACTIVITIES
Net income	1,740	2,487	4,547	5,093
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	801	558	1,562	1,116
Amortization of intangible assets	4,602	3,372	8,608	6,447
Stock-based compensation expense (Note 15)	526	221	951	363
Deferred tax expense	909	679	2,431	1,929
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,482	1,359	2,369	(665)
Other	1,285	(205)	1,703	(225)
Prepaid expenses and other	610	574	(8)	162
Inventory	(99)	(514)	(437)	(717)
Accounts payable	(231)	17	(537)	98
Accrued liabilities	(1,315)	(1,040)	(387)	(2,779)
Income taxes payable	(227)	(162)	(319)	(90)
Deferred revenue	1,107	(782)	282	184
Cash provided by operating activities	11,190	6,564	20,765	10,916
INVESTING ACTIVITIES
Additions to capital assets	(490)	(854)	(1,020)	(1,667)
Settlement of acquisition earn-out (Note 4)	-	(238)	-	(590)
Acquisition of subsidiaries, net of cash acquired (Note 4)	(32,419)	(37,596)	(32,419)	(37,596)
Cash used in investing activities	(32,909)	(38,688)	(33,439)	(39,853)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	-	19,795	-
Payment of debt issuance costs	(198)	-	(692)	-
Repayments of debt	(1,829)	(4)	(1,843)	(9)
Issuance of common shares for cash	114	133	226	433
Settlement of stock options (Note 15)	-	(1,525)	(1,361)	(1,525)
Cash (used in) provided by financing activities	(1,913)	(1,396)	16,125	(1,101)
Effect of foreign exchange rate changes on cash and cash equivalents	(4)	(489)	(171)	11
(Decrease) increase in cash and cash equivalents	(23,636)	(34,009)	3,280	(30,027)
Cash and cash equivalents, beginning of period	64,554	69,529	37,638	65,547
Cash and cash equivalents, end of period	40,918	35,520	40,918	35,520
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	3	15	4	31
Cash paid during the period for income taxes	859	766	1,292	973

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Descartes Systems Group Inc.
Notes to Condensed Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP; Unaudited)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

Note 2 –Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of condensed financial statements. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and notes required for compliance with GAAP for annual financial statements. These statements should be read in conjunction with our audited annual GAAP consolidated financial statements prepared for the fiscal year ended January 31, 2013.

The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2014.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2014, is referred to as the “current fiscal year,” “fiscal 2014,” “2014” or using similar words. Our previous fiscal year, which ended on January 31, 2013, is referred to as the “previous fiscal year,” “fiscal 2013,” “2013” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2015” refers to the annual period ending January 31, 2015 and the “fourth quarter of 2015” refers to the quarter ending January 31, 2015.

Recently adopted accounting pronouncements
In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2013-02, “Comprehensive Income” (“ASU 2013-02”). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, including presentation of amounts reclassified on the face of the financial statements where net income is presented or in the notes. ASU 2013-02 is effective for condensed and annual periods beginning after December 15, 2012, which is our fiscal year beginning February 1, 2013. The adoption of this amendment has not had a material impact on our results of operations or disclosures.

Recently issued accounting pronouncements not yet adopted
In March 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters” (“ASU 2013-05”). ASU 2013-05 provides clarification on the accounting treatment of currency translation adjustment for entities that cease to have a controlling financial interest in a foreign subsidiary. ASU 2013-05 is effective for condensed and annual periods beginning after December 15, 2013, which is our fiscal year beginning February 1, 2014. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes” (“ASU 2013-11”). ASU 2013-11 provides clarification on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for condensed and annual periods beginning after December 15, 2013, which is our fiscal year beginning February 1, 2014. The adoption of this amendment is not expected to have a material impact on our results of operations or disclosures.

Note 3 – Revision of Previously Issued Financial Statements

During the second quarter of fiscal 2014, as a result of a tax audit, it was determined that our recognizable net operating losses available for carryforward were understated. As at January 31, 2013, we had understated both deferred tax assets and shareholders’ equity by $1.2 million. In accordance with Accounting Standard Codification (“ASC”) Topic 250, “Accounting Changes and Error Corrections”, management assessed the materiality of this prior period error and concluded that it was not material to any previously issued financial statements, but adjusting for the error in the current period could have a material impact on the results of the current period. Accordingly, we have revised our previously issued unaudited condensed consolidated financial statements, as applicable.

The following table presents the impact of the revision on our previously issued audited consolidated balance sheet as at January 31, 2013:

	As Reported	Revision	As Revised
Deferred income taxes	23,945	1,197	25,142
Total assets	274,910	1,197	276,107

Accumulated deficit	(308,733)	1,197	(307,536)
Total shareholders’ equity	237,042	1,197	238,239

The following table presents the impact of the revision on our previously issued unaudited condensed consolidated statement of shareholders’ equity:

	As Reported	Revision	As Revised
Accumulated deficit
Balance, as at February 1, 2012	(324,729)	1,197	(323,532)
Balance, as at May 1, 2012	(322,123)	1,197	(320,926)
Balance, as at July 31, 2012	(319,636)	1,197	(318,439)
Balance, as at February 1, 2013	(308,733)	1,197	(307,536)
Balance, as at May 1, 2013	(305,926)	1,197	(304,729)

Total shareholders’ equity
Balance, as at July 31, 2012	219,171	1,197	220,368

Note 4 – Acquisitions

On May 2, 2013 we acquired KSD Software Norway AS (“KSD”), a leading Scandinavian-based provider of electronic customs filing solutions for the European Union (“EU”). KSD’s software helps customers manage the complexities of EU customs compliance. The total purchase price for the acquisition was $32.4 million, net of cash acquired. As part of completing the acquisition $19.8 million of the $32.4 million purchase price was funded by drawing on the debt facility described in Note 12 to these unaudited condensed consolidated financial statements. We also incurred acquisition-related costs, primarily for advisory services, during the three and six month periods ended July 31, 2013 of $0.2 million and $0.6 million, respectively. These costs are included in other charges in our unaudited condensed consolidated statements of operations. The gross contractual amount of trade receivables acquired was $3.1 million with a fair value of $2.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected is $0.5 million. We have recognized $3.9 million of revenues and a $1.5 million net loss from KSD since the date of acquisition in our unaudited condensed consolidated statements of operations for the three and six month periods ended July 31, 2013. This net loss includes $1.1 million of restructuring charges and $0.6 million of amortization of intangible assets.

The preliminary purchase price allocation for the acquisition of KSD, which has not been finalized, is as follows:

Total
Purchase price consideration:
Cash, excluding cash acquired related to KSD ($199)	32,419
Net working capital adjustments receivable	(3,839)
28,580
Allocated to:
Current assets, excluding cash acquired related to KSD ($199)	4,345
Capital assets	67
Deferred tax asset	779
Current liabilities	(4,016)
Deferred tax liability	(6,828)
Deferred revenue	(3,004)
Debt	(894)
Net tangible assets (liabilities) assumed	(9,551)

Finite life intangible assets acquired:
Customer agreements and relationships	17,500
Existing technology	8,500
Goodwill	12,131
28,580

The KSD acquisition was accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocation in the table above represents our estimates of the allocations of the purchase price and the fair value of net assets acquired. As part of our process for determining the fair value of the net assets acquired, we have engaged third-party valuation specialists. The valuation of the acquired net assets is preliminary, may differ from the final purchase price allocation, and these differences may be material. Revisions to the valuation will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocation will be completed within one year from the acquisition date.

No in-process research and development was acquired in the KSD acquisition.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

KSD
Customer agreements and relationships	12 years
Existing technology	8 years

The goodwill on the KSD acquisition arose as a result of the value of KSD’s assembled workforces and the combined strategic value to our growth plan. The goodwill arising from the KSD acquisition is not deductible for tax purposes.

On June 1, 2012, we acquired all outstanding shares of privately-held Infodis B.V. (“Infodis”), a Netherlands-based provider of software-as-a-service (“SaaS”) transportation management solutions that enable its clients to manage both inbound and outbound purchased transportation. The total purchase price for the acquisition was $3.7 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.4 million included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.7 million with a fair value of $0.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil.

On June 15, 2012, we acquired substantially all of the assets of Integrated Export Systems, Ltd. and IES Asia Limited (collectively referred to as “IES”). IES provides SaaS solutions that help freight forwarders, non-vessel operating common carriers and custom brokers manage their businesses. The total purchase price for the acquisition was $33.9 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.3 million included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.8 million with a fair value of $0.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.2 million.

On November 14, 2012, we acquired all outstanding shares of privately-held Exentra Transport Solutions Limited (“Exentra”), a leading UK-based provider of SaaS driver compliance solutions for the European Union. The total purchase price for the acquisition was $16.6 million, net of cash acquired. We also incurred acquisition-related costs, primarily for advisory services, of $0.3 million which were included in other charges in our consolidated statements of operations in 2013. The gross contractual amount of trade receivables acquired was $0.8 million with a fair value of $0.8 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nil.

During the three and six months ended July 31, 2012 $0.3 million and $0.6 million, respectively, was paid relating to the earn-out adjustment from the fiscal 2008 acquisition of Global Freight Exchange Limited. No amounts were paid during the same periods in fiscal 2014.

As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired KSD as of the beginning of each of the periods presented. The pro forma results of operations for the Infodis and Exentra transactions have not been presented as they are not material to our unaudited condensed consolidated financial statements. The pro forma results of operations for the IES transaction has not been presented as this disclosure is considered impracticable since IES has not been audited in the past and historic financial statements would not be auditable due to the use of cash based accounting. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition of KSD occurred at the beginning of the period indicated, or to project our results of operations for any future period.

Pro forma results of operations

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012

Revenue	38,195	35,026	75,772	69,377
Net income	1,740	2,309	2,216	4,736
Earnings per share
Basic	0.03	0.04	0.04	0.08
Diluted	0.03	0.04	0.03	0.07

Note 5 - Trade Receivables

	July 31,	January 31,
	2013	2013
Trade receivables	21,723	21,602
Less: Allowance for doubtful accounts	(1,129)	(1,111)
	20,594	20,491

Bad debt expense was $0.1 million for each of the three month periods ended July 31, 2013 and July 31, 2012 and $0.2 million for each of the six month periods ended July 31, 2013 and July 31, 2012.

Note 6 - Other Receivables

	July 31,	January 31,
	2013	2013
Net working capital adjustments receivable from acquisitions	5,321	1,986
Other receivables	3,742	3,669
	9,063	5,655

Of the net working capital adjustments receivable from acquisitions, $4.6 million is recoverable from amounts held in escrow related to the respective acquisitions.

Note 7 –Inventory

	July 31,	January 31,
	2013	2013
Finished goods	1,244	812
	1,244	812

Finished goods inventory consists of hardware and related parts for mobile asset units held for sale. No provision for excess or obsolete inventories has been recorded for the period ended July 31, 2013 or January 31, 2013.

Note 8 - Capital Assets

	July 31,	January 31,
	2013	2013
Cost
Computer equipment and software	30,062	29,592
Furniture and fixtures	1,388	1,538
Leasehold improvements	1,129	1,140
Assets under construction	163	95
	32,742	32,365
Accumulated amortization
Computer equipment and software	21,149	20,118
Furniture and fixtures	1,147	1,153
Leasehold improvements	925	858
	23,221	22,129
	9,521	10,236

Computer equipment and software cost includes $0.2 million of assets recorded under capital leases as of July 31, 2013 ($0.2 million as of January 31, 2013). Amortization expense related to assets under capital leases was less than $0.1 million for each of the three and six month periods ended July 31, 2013 and the three and six month periods ended July 31, 2012. Amortization expense related to assets under capital leases is included within depreciation expense in our unaudited condensed consolidated statements of operations.

Note 9 - Intangible Assets

	July 31,	January 31,
	2013	2013
Cost
Customer agreements and relationships	68,009	51,820
Non-compete covenants	1,819	1,867
Existing technology	73,443	66,296
Trade names	4,060	4,164
	147,331	124,147
Accumulated amortization
Customer agreements and relationships	28,727	25,936
Non-compete covenants	1,291	1,235
Existing technology	27,223	22,402
Trade names	3,328	3,277
	60,569	52,850
	86,762	71,297

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. During the six months ended July 31, 2013, additions to intangible assets primarily consisted of the acquisition of KSD, described in Note 4 to these unaudited condensed consolidated financial statements. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $86.7 million over the following periods: $8.7 million for the remainder of 2014, $16.7 million for 2015, $13.7 million for 2016, $12.1 million for 2017, $8.1 million for 2018, $6.9 million for 2019 and $20.5 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in our consolidated statements of operations for any of the periods presented.

Note 10 - Goodwill

Balance at January 31, 2013	88,297
Acquisition of subsidiaries
KSD	12,131
Adjustments on account of foreign exchange	(1,484)
Balance at July 31, 2013	98,944

The business acquisition of KSD is described in Note 4 to these unaudited condensed consolidated financial statements.

Note 11 - Accrued Liabilities

	July 31,	January 31,
	2013	2013
Accrued compensation and benefits	7,701	6,989
Accrued professional fees	1,021	1,063
Accrued purchase price consideration and other acquisition-related costs	215	237
Other accrued liabilities	5,341	4,084
	14,278	12,373

Note 12 - Debt

On March 7, 2013, we closed a $50.0 million revolving debt facility with a five year term. The facility is comprised of a $48.0 million revolving facility, with drawn amounts to be repaid in equal quarterly installments over a period of five years from the advance date, and a $2.0 million revolving facility, with no fixed repayment date on drawn amounts prior to the end of the term. Borrowings under the debt agreement are secured by a first charge over substantially all of our assets. Depending on the type of advance under the available facilities, interest will be charged on advances at a rate of either i) Canada prime rate or US base rate plus 0% to 1.5%; or ii) LIBOR plus 1.5% to 3%. Undrawn amounts are charged a standby fee of between 0.3% and 0.5%. Interest is payable monthly in arrears under both facilities. Standby fees are payable quarterly in arrears. At July 31, 2013 no amounts have been paid for interest or standby fees. The debt facility contains certain customary representations, warranties and guarantees, and covenants. As of July 31, 2013, $18.5 million (CAD $19.0 million) has been borrowed under the debt facility. As at July 31, 2013, interest is charged on the borrowed amount at 3.0%. We are in compliance with the covenants of the debt facility as of July 31, 2013.

Future principal payments for our borrowings at July 31, 2013 were as follows:

Periods Ended January 31,	Total
Remainder of 2014	1,942
2015	3,885
2016	3,885
2017	3,885
2018	3,885
2019	971
18,453

As at July 31, 2013 we have outstanding letters of credit of approximately $0.2 million (EUR 0.2 million) related to three of our leased premises ($0.2 million as at January 31, 2013).

Note 13 - Commitments, Contingencies and Guarantees

Commitments
To facilitate a better understanding of our commitments, the following information is provided in respect of our operating and capital lease obligations:

Years Ended January 31,	Operating Leases	Capital Leases	Total
Remainder of 2014	2,468	32	2,500
2015	4,134	32	4,166
2016	3,007	-	3,007
2017	1,385	-	1,385
2018	609	-	609
2019	547	-	547
Thereafter	79	-	79
	12,229	64	12,293

Lease Obligations
We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are outlined in the chart above. Rental expense from operating leases was $1.5 million and $2.5 million for the three and six month periods ended July 31, 2013, respectively, and $0.9 million and $1.8 million for the three and six month periods ended July 31, 2012, respectively.

Other Obligations
Deferred Share Unit and Cash-Settled Restricted Share Unit Plans
As described in Note 15 to these unaudited condensed consolidated financial statements, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our unaudited condensed consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the Toronto Stock Exchange (“TSX”) at the consolidated balance sheet date. For CRSUs, the units vest over time and the liability recognized at any given balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested CRSUs of $1.5 million for which no liability was recorded on our unaudited condensed consolidated balance sheet at July 31, 2013, in accordance with ASC Topic 718, “Compensation – Stock Compensation”. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our unaudited condensed consolidated financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our financial statements for the guarantees or indemnities described above.

Note 14 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012

Net income for purposes of calculating basic and diluted earnings per share	1,740	2,487	4,547	5,093

Weighted average shares outstanding	62,711	62,535	62,690	62,495
Dilutive effect of employee stock options	1,279	1,334	1,277	1,363
Dilutive effect of restricted and performance share units	193	-	155	-
Weighted average common and common equivalent shares outstanding	64,183	63,869	64,122	63,858
Earnings per share
Basic	0.03	0.04	0.07	0.08
Diluted	0.03	0.04	0.07	0.08

For the three and six month periods ended July 31, 2013 nil options, compared to 40,000 options for the same periods in fiscal 2013 were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for the three and six month periods ended July 31, 2013 the application of the treasury stock method excluded nil and 40,000 options, compared to 9,000 options for the same periods in fiscal 2013, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

For the three and six month periods ended July 31, 2013 the application of the treasury stock method excluded nil performance share units (“PSUs”) compared to 139,071 for the same periods in fiscal 2013, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs that are attributed to future service periods made such PSUs anti-dilutive. Additionally, for the three and six month periods ended July 31, 2013 the application of the treasury stock method excluded nil restricted share units (“RSUs”) compared to nil and 119,799 for the same periods in fiscal 2013, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such RSUs that are attributed to future service periods made such RSUs anti-dilutive.

Note 15 - Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the TSX on the trading day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Directors’ and officers’ stock options generally have quarterly vesting over a three- to five-year period. We issue new shares from treasury upon the exercise of a stock option.

During the quarter ended July 31, 2012, we amended our stock option plan agreements to allow for stock options to be surrendered to the Company and settled for cash and/or shares. The Company does not have an obligation to settle outstanding stock options on a cash basis. The cash settlement value is determined using the closing share price for the day preceding the elected settlement date less the exercise price. For the six month period ended July 31, 2013, the Company settled 300,000 options for $1.4 million in cash and $0.1 million of common shares were issued from treasury. The Company did not settle any options during the three month period ended July 31, 2013. During the three and six month periods ended July 31, 2012, 340,840 options were settled for $1.5 million in cash and $0.5 million of common shares were issued from treasury.

As of July 31, 2013, we had 2,136,961 stock options granted and outstanding under our shareholder-approved stock option plan and 187,918 remained available for grant.

Total estimated stock-based compensation expense recognized under ASC Topic 718 related to all of our stock options was included in our unaudited condensed consolidated statement of operations as follows:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012

Cost of revenues	13	11	27	22
Sales and marketing	155	107	279	152
Research and development	1	6	8	11
General and administrative	357	97	637	178
Effect on net income	526	221	951	363

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $0.3 million ($0.4 million at January 31, 2013) recognized in the United States. We realized a tax benefit of $0.3 million and $0.1 million in connection with stock options exercised during the six and three month periods ended July 31, 2013, respectively, and a nominal tax benefit during the six and three month periods ended July 31, 2012.

As of July 31, 2013, $0.5 million of total unrecognized compensation costs, net of forfeitures, related to unvested awards is expected to be recognized over a weighted average period of 1.2 years. The total fair value of stock options vested during the three months and six months ended July 31, 2013 was $0.1 million and $0.2 million, respectively.

The fair value of stock option grants is estimated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes Merton model were as follows:

Three Months Ended	July 31, 2013		July 31, 2012
	Weighted- Average	Range	Weighted- Average	Range
Expected dividend yield (%)	N/A	N/A	-	-
Expected volatility (%)	N/A	N/A	33.2%	N/A
Risk-free rate (%)	N/A	N/A	1.2%	N/A
Expected option life (years)	N/A	N/A	5	N/A

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2013	2,510,161	$4.35
Exercised	(28,200)	$4.05
Settled for Cash / Shares	(300,000)	$4.36
Expired	(14,000)	$4.18
Balance at April 30, 2013	2,167,961	$4.24	2.5	12.1
Exercised	(28,500)	$4.02
Expired	(2,500)	$4.27
Balance at July 31, 2013	2,136,961	$4.18	2.2	15.7

Vested or expected to vest at July 31, 2013	2,086,131	$4.13	2.2	15.4

Exercisable at July 31, 2013	1,870,686	$3.89	1.9	14.3

The weighted average grant-date fair value of options granted during both the three and six month periods ended July 31, 2012 was $2.73 per share. No options were granted during the three and six month periods ended July 31, 2013. The total intrinsic value of options exercised during the three and six month periods ended July 31, 2013 was $0.2 million and $0.4 million, respectively, and $0.1 million and $0.4 million, during the same periods of fiscal 2013, respectively. The intrinsic value of options settled during the three and six month periods ended July 31, 2013 was nil and $1.5 million, respectively. The intrinsic value of options settled during the three and six month periods ended July 31, 2012 was $2.0 million.

Performance Share Units
Our board of directors adopted a performance and restricted share unit plan effective as of April 30, 2012 pursuant to which certain of our employees are eligible to receive grants of PSUs. PSUs vest at the end of a three-year performance period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. The fair value of PSUs is expensed to stock-based compensation expense over the vesting period. PSUs expire ten years from the grant date. New shares are issued from treasury upon the redemption of a PSU.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of PSUs at the time of the grant. The expected PSU life is based on the historical life of our stock options and other factors.

A summary of PSU activity is as follows:

	Number of PSUs Outstanding	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2013	139,071	$11.90	-	-
Granted	101,011	$11.99
Balance at April 30, 2013	240,082	$11.94	9.2	2.4

Balance at July 31, 2013	240,082	$11.94	8.9	2.8

Vested or expected to vest at July 31, 2013	240,082	$11.94	8.9	2.8

Exercisable at July 31, 2013	-	-	-	-

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on July 31, 2013) that would have been received by PSU holders if all PSUs had been vested on July 31, 2013.

As of July 31, 2013, $2.0 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.9 years.

Restricted Share Units
Our board of directors adopted a performance and restricted share unit plan effective as of April 30, 2012 pursuant to which certain of our employees are eligible to receive grants of restricted share units (“RSUs”). RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of a RSU.

RSUs are measured at fair value based on the closing price of our common shares for the trading day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

A summary of RSU activity is as follows:

	Number of RSUs Outstanding	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2013	119,799	$8.80	-	-
Granted	101,011	$9.58
Balance at April 30, 2013	220,810	$9.16	9.2	2.2

Balance at July 31, 2013	220,810	$9.16	9.0	2.5

Vested or expected to vest at July 31, 2013	220,810	$9.16	9.0	2.5

Exercisable at July 31, 2013	39,933	$8.80	8.5	0.5

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on July 31, 2013) that would have been received by RSU holders if all RSUs had been vested on July 31, 2013.

As of July 31, 2013, $1.3 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 2.0 years.

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $80,000), then the director must take at least 50% of the base annual fee for serving as a director (currently $35,000) in the form of DSUs. Each DSU vests over a service period of no more than one year but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is as follows:

Number of DSUs Outstanding
Balance at January 31, 2013	102,821
Granted	4,242
Balance at April 30, 2013	107,063
Granted	31,393
Balance at July 31, 2013	138,456

Vested at July 31, 2013	124,710

Non-vested at July 31, 2013	13,746

As at July 31, 2013, the total number of DSUs held by participating directors was 138,456, representing an aggregate accrued liability of $1.5 million ($1.0 million at January 31, 2013). As at July 31, 2013, the unrecognized aggregate liability for the unvested DSUs was $0.2 million (nil at January 31, 2013). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our unaudited condensed consolidated statements of operations during the three and six month periods ended July 31, 2013 was $0.3 million and $0.4 million, respectively, and a recovery of less than $0.1 million and an expense of $0.1 million during the same periods of fiscal 2013, respectively.

Cash-Settled Restricted Share Unit Plan
Our board of directors adopted a cash-settled restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of cash-settled restricted share units, each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The CRSUs generally vest based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year of a vesting date.

A summary of activity under our CRSU plan is as follows:

	Number of CRSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2013	241,489
Granted	135,664
Vested and settled in cash	(71,491)
Balance at April 30, 2013	305,662	1.9
Vested and settled in cash	(31,450)
Balance at July 31, 2013	274,212	1.7

Vested at July 31, 2013	1,320	-

Non-vested at July 31, 2013	272,892	1.7

We have recognized the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $1.7 million at July 31, 2013 ($1.0 million at January 31, 2013). As at July 31, 2013, the unrecognized aggregate liability for the unvested CRSUs was $1.5 million ($1.3 million at January 31, 2013). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized in our unaudited condensed consolidated statements of operations during the three and six month periods ended July 31, 2013 was $0.2 million and $0.4 million, respectively, and during the same periods of fiscal 2013 was $0.3 million and $0.6 million.

Note 16 - Income Taxes

Our effective tax rates were 43.4% and 46.0% for the six and three month periods ended July 31, 2013, respectively, and 38.5% and 35.3% for the six and three month periods ended July 31, 2012, respectively. The effective tax rate for each of these periods differed from the combined Canadian statutory rate primarily due to loss carryforward balances in certain European entities where valuation allowances have been applied and an increase in the uncertain tax position liability. The increase in this difference during the six and three month periods ended July 31, 2013 as compared to the same periods of fiscal 2013, is primarily due to unrecognized loss carryforward balances related to the legal entities acquired in the acquisition of KSD.

Note 17 - Other Charges

Other charges are primarily comprised of charges related to acquisition-related costs with respect to completed and prospective acquisitions. Acquisition-related costs primarily include advisory services, brokerage services and administrative costs. Other charges also include charges for restructuring initiatives which have been undertaken from time to time under various restructuring plans.

Other charges included in our unaudited condensed consolidated statements of operations are as follows:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012
Acquisition-related costs	188	680	493	1,074
Fiscal 2014 restructuring plan	1,134	-	1,134	-
Prior years’ restructuring plans	-	499	(10)	532
	1,322	1,179	1,617	1,606

Fiscal 2014 Restructuring Plan
In the second quarter of 2014, management approved and began to implement the fiscal 2014 restructuring plan to reduce operating expenses and increase operating margins. To date $1.1 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges and office closure costs. These plans have expected remaining workforce costs and office closure costs of $0.9 million to $1.4 million to be expensed in 2014.

The following table shows the changes in the restructuring provision for the fiscal 2014 restructuring plan.

	Workforce Reduction	Office Closure Costs	Total
Balance at April 30, 2013	-	-	-
Accruals and adjustments	989	145	1,134
Cash draw downs	(536)	(3)	(539)
Noncash draw downs and foreign exchange	-	-	-
Balance at July 31, 2013	453	142	595

Prior Years’ Restructuring Plans
In prior years, management approved and began to implement certain restructuring plans to reduce operating expenses and increase operating margins. To date $2.3 million has been recorded within other charges in conjunction with these certain restructuring plans. These charges are comprised of workforce reduction charges, office closure costs and network consolidation costs. These plans have expected remaining workforce costs and office closure costs of $0.2 million to be expensed in 2014. As at July 31, 2013, a balance of less than $0.1 million remains payable related to workforce reduction charges.

Note 18 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our revenue information by geographic location of customer and revenue type:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012
Revenues
United States	17,970	14,203	35,207	27,427
Canada	3,781	3,569	7,182	7,176
Americas, excluding Canada and United States	225	247	303	512
Belgium	3,846	3,836	7,368	8,138
Netherlands	3,159	2,776	6,545	5,213
EMEA, excluding Belgium and Netherlands	8,164	4,489	13,890	8,631
Asia Pacific	1,050	1,417	1,731	3,302
	38,195	30,537	72,226	60,399

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012
Revenues
Services	35,502	29,330	65,616	57,035
Licenses	2,693	1,207	6,610	3,364
	38,195	30,537	72,226	60,399

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products; and (iv) hardware revenues. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangibles that are attributed to individual geographic segments.

	July 31,	January 31,
	2013	2013
Total long-lived assets
United States	70,262	72,510
Canada	21,579	24,249
Belgium	29,883	32,840
Netherlands	15,634	17,204
EMEA, excluding Belgium and Netherlands	57,866	23,023
Asia Pacific	3	4
	195,227	169,830

Corporate Information

Stock Exchange Information
Our common stock trades on
the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.	Computershare Trust Company
100 University Avenue	12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1	Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097	80228 USA
Phone: (416) 263-9200	Phone: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto, Ontario M5J 2V1
Phone: (416) 601-6180

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
Phone: (519) 746-8110 ext. 2# 202358
Toll Free: (800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada
Phone:	(519) 746-8110
(800) 419-8495
Fax:	(519) 747-0082

info@descartes.com
www.descartes.com